

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2008

Mr. Otto C. Schwethelm
Chief Financial Officer
Tesoro Corporation
300 Concord Plaza Drive
San Antonio, Texas 78216

   Re: Tesoro Corporation
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 29, 2008
      Schedule 14A
      Filed April 3, 2008
      File No. 001-03473

Dear Mr. Schwethelm:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 33

1.   We note you present Gross refining margin per throughput barrel in the table on page 34 and calculate this metric, as disclosed in footnote (d), as "revenues less costs of feedstocks, purchased refined products, transportation and distribution." Please tell us whether your calculation of gross refining margin follows a full absorption costing principle and includes all costs and expenses associated directly with or allocated to your products sold. In this regard, we would expect this metric to include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. This comment also applies to your presentation of fuel margin per gallon and merchandise margin on page 39.

2.   We further note your presentation of Manufacturing cost before depreciation and amortization per throughput barrel. Please expand your presentation to include a reconciliation to the most directly comparable GAAP measure. In this regard, it appears that the most directly comparable GAAP measure would include depreciation and amortization for the reasons cited above. Refer to Item 10(e) of Regulation S-K and Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be located at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e.

Note A – Summary of Significant Accounting Policies, page 62

Principles of Consolidation and Basis of Presentation, page 62

3.   We note from your disclosure that you have not provided separate financial statements of your subsidiary guarantors "because these subsidiary guarantors are full and unconditional and jointly and severally liable for Tesoro's outstanding senior notes." Please provide us with an analysis in support of your determination that separate, full financial statements are not required to be presented in accordance with Rule 3-10 of Regulation S-X.

<u>Schedule 14A filed April 3, 2008</u>

<u>Compensation Discussion and Analysis, page 37</u>

4.   Please explain to us your benchmarking against the "smokestack industry" as disclosed on page 37 as compared to the your benchmarking against your "peer group" on page 38. Briefly discuss the characteristics of the companies in the smokestack industry group, such as their size relative to yours and whether they are publicly traded companies. If you do not benchmark against your peer group, please explain why you disclose a peer group and why you annually review the companies that make up such group. Further, if you use different benchmarks for each element, please provide us with a table that shows the benchmarks used for each element and indicate that you will include such table in your future filings.

<u>Relationship of Salary and Annual Incentive Compensation to Total Compensation, page 51</u>

5.   Please explain how you calculated the percentages shown in this table. If you use the numbers provided in your Summary Compensation Table on page 47, you get different percentages.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3740 with any other questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director